4/1/2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02007263

ANNUAL AUDITED REPORT
FORM X –17A-5
PART III

SEC FILE NUMBER
8-52866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fuji Futures Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Minnick — (312) 294-8733
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

4/1/02

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of Fuji Futures Inc. (the Company) as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Kim Minnick
Chief Financial Officer


OFFICIAL SEAL
LISA COURTNEY JONES



Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Income
(x)	(d)	Consolidated Statement of Cash Flows
(x)	(e)	Consolidated Statement of Changes in Stockholders' Equity
(x)	(f)	Consolidated Statement of Changes in Subordinated Borrowings
		Supplemental Information:
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x)	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	Computation for Determination of PAIB Reserve Requirements for Broker-Dealers
( )	(k)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(l)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(m)	An Oath or Affirmation
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. commodity Exchanges.
(x)	(p)	Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant ot Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors

The Board of Directors and Shareholder
Fuji Futures Inc.

We have audited the accompanying consolidated statement of financial condition of Fuji Futures Inc. (a wholly owned indirect subsidiary of the Fuji Bank, Ltd.) as of December 31, 2001, and the related consolidated statement of income, changes in shareholder's equity, changes in subordinated debt, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Futures Inc. at December 31, 2001, and the consolidated results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 15, 2002

Fuji Futures Inc.

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 13,445,060
Other short term investments	6,675,098
Deposits with, and receivables from, clearing organizations and other brokers	141,034,181
Receivables from customers	20,783,912
Other receivables	4,184,762
Exchange memberships, at cost (market value of $4,664,000)	2,844,209
Guarantee deposits with and stock of clearing organizations	2,579,860
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $2,151,338	2,676,148
Other assets	223,063
	$194,446,293
Liabilities and shareholder's equity	
Payables:	
Customers	$ 98,578,539
Affiliates	46,820,036
Non-regulated customers	5,887,919
Accounts payable and accrued expenses	10,866,316
Subordinated debt	2,400,000
Shareholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	24,999,999
Retained earnings	5,649,393
Foreign currency translation adjustment	(755,910)
	$194,446,293

See accompanying notes.